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                          April 23, 2024

       Dane C. Andreeff
       Chief Executive Officer
       Helius Medical Technologies, Inc.
       642 Newtown Yardley Road, Suite 100
       Newtown, Pennsylvania 18940

                                                        Re: Helius Medical
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2024
                                                            File No. 333-278698

       Dear Dane C. Andreeff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Emily Johns